Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc

Commission File No.: 1-5438

Set forth below is an e-mail and accompanying attachment sent on March 13, 2014 by Alex Kelly, Senior Vice President, Chief Communications Officer, Public Affairs and Investor Relations of Forest Laboratories, Inc. to employees of Forest Laboratories, Inc.:

Forest Colleagues,

As Brent and Paul communicated last week, Forest and Actavis leadership remain committed to keeping an open line of communication throughout the integration planning process. To that end, we have developed an initial series of FAQs to address several key questions about the combination of our companies. You can read the FAQ document on the Forest Portal – Actavis page.

We understand that you will have additional questions not answered here, but these are early days in the integration planning process. Please be assured that we will continue to provide new information as it becomes available.

Thank you.

Alex Kelly,

Integration Management Office

The information provided in the answers to the Frequently Asked Questions set forth in this document is merely a summary of the terms of the applicable plan documents. To the extent that the plan documents (or applicable law) are in any way inconsistent with this summary, the plan documents (or applicable law, as the case may be) shall control.

The company reserves the right to amend or terminate its compensation and benefit programs at any time, and nothing in this summary or the underlying plans should be construed as a guarantee of continued or future employment.

MARCH 2014 | 1

General Questions

Why is Forest being acquired by Actavis?

Actavis is combining with Forest to create a New Business Model in specialty pharmaceuticals. This is a compelling deal from a strategic and financial perspective.

•	Creates an Innovative New Model in Specialty Pharmaceuticals Leadership, with $15 Billion in Revenue and a Growing ~$7 Billion North American Specialty Brand Business

•	Key Franchises in CNS, Gastroenterology, Women’s Health, Urology and Cardiovascular

•	Broader Portfolios and New Therapeutic Categories including Infectious Disease, Respiratory, Cystic Fibrosis and Dermatology

•	Combination Expected to Generate in Excess of $4 Billion in Free Cash Flow in 2015 to Drive Rapid Deleveraging

•	Immediately Accretive to Actavis’ Non-GAAP Earnings; Double-Digit Accretion Expected in 2015 and 2016

•	Opportunity for Substantial Synergies and Savings of ~$1 Billion

If successfully completed, the transaction will combine two of the world’s fastest-growing specialty pharmaceutical companies.

In the combination, for each share of Forest stock owned, Forest shareholders will receive $26.04 in cash and 0.3306 shares of Actavis stock. The transaction will include an election mechanism for Forest shareholders to elect all-stock or all-cash consideration, subject to proration in accordance with the terms of the merger agreement.

Who is Actavis?

Actavis is a global, integrated specialty pharmaceutical company. Actavis is focused on developing, manufacturing and distributing generic, brand and biosimilar products. Actavis has global headquarters in Dublin, Ireland.

Actavis is the result of a number of strategic combinations between generic and specialty pharmaceutical companies, including the combination of Watson and Actavis in 2012 and the acquisition of Warner Chilcott in 2013.

Actavis operates in more than 60 countries. Their specialty pharmaceutical products include women’s health, GI, urology and dermatology products.

Actavis has revenue of approximately $10 billion, with generic products accounting for more than half of their sales.

What role will Brent Saunders have in the new Company?

Brent will be joining the Actavis Board of Directors along with two other Forest board members. Brent is expected to help Paul Bisaro select the managers of the new company and help create the plan to build a first class company after the close.

Which Forest Board members will join the board of the new Company?

A total of three members of the Forest Board of Directors, including Brent Saunders, will be named to the Board of Actavis. They will not actually join the board until the deal is closed.

The other two directors will be selected by the Actavis Board after consulting with Forest and will be announced at a later date.

MARCH 2014 | 2

General Questions

Will other Forest leaders remain in leadership positions in the new Company?

The executive leadership team will be appointed at a later date. Brent and Paul will work together to select the leadership team of the combined company. In the meantime, each of the Forest executives will remain focused on executing our key priorities, including Project Rejuvenate and the integration of Aptalis.

A pre-integration planning team has been appointed and work has begun to develop the integration plans for implementation after the transaction is closed.

Who will lead the integration team for Forest?

Alex Kelly has been appointed to lead the Forest integration planning team and Rachel Mears will be the project manager. The Forest Executive Team and their counterparts at Actavis will have oversight and decision making responsibilities with respect to the integration plan, which will be implemented only after the transaction closes. Other members will be appointed and announced shortly and will begin working collaboratively with the Actavis integration planning team soon.

Why did Forest acquire Aptalis if it was planning to merge with Actavis?

Forest acquired Aptalis because it was a strong strategic and financial fit. With complementary businesses in GI and CF, Aptalis allows Forest to deliver a broader and more effective line of therapies to customers and their patients.

The merger with Actavis was not envisioned at the time that Forest agreed to acquire Aptalis.

How much is the deal worth to Forest shareholders?

At the close of the deal, each share of Forest stock will be converted into $26.04 in cash and 0.3306 shares of Actavis stock. The transaction will include an election mechanism for Forest shareholders to elect all-stock or all-cash consideration, subject to proration in accordance with the terms of the merger agreement.

The aggregate value of the deal will fluctuate because Actavis stock is a signficant portion of the consideration. This means that if Actavis’ stock price increases the value of the deal to Forest shareholders based on that stock price increases. The transaction was valued at approximately $25 billion for Forest shareholders based on the last closing price of Actavis stock before the announcement date. As of March 3, 2014 the transaction was valued at approximately $26.5 billion based on the closing price of Actavis stock on that date.

How long will it take to close the deal?

The deal is expected to close in mid 2014, subject to customary regulatory approvals.

What are the steps required to complete the acquisition?

The transaction is subject to the approval of the shareholders of both companies, as well as customary regulatory approvals, including a Hart-Scott-Rodino review in the United States, and other closing conditions. Each of these steps take time to complete, as a result, the deal is expected to close in mid-2014.

MARCH 2014 | 3

General Questions

What does this new deal mean for the Aptalis integration?

The successful and on-time integration of Aptalis is key to delivering the value to Forest shareholders that was anticipated when that transaction was announced in early January. That value is independent of the value of the Forest/Actavis combination and its anticipated synergies. The integration of Aptalis is ongoing and is expected to be largely completed by June. So, there is no change in the integration plans for Aptalis. The Aptalis products are key assets and will be important in the combined company’s GI and CF franchises.

When will the Project Rejuvenate flattening and broadening exercise be completed?

As of March 10, 2014, many functional areas have completed the flattening and broadening exercise. The remaining functions will complete the flattening and broadening exercise in April.

What will the name of the combined company be?

The combined company is expected to retain the name Actavis after the acquisition is completed.

Where will the headquarters be located?

The headquarters of the new Company will remain in Dublin, Ireland. The current US administrative headquarters of Actavis is in Parsippany, New Jersey.

No decisions about sites and facilities have been made at this time.

MARCH 2014 | 4

Cost Savings and Synergies

Of the approximately $1 billion in synergies and savings how much will come from the Forest side?

It is expected that each company will contribute to the overall cost savings. As noted in the February 18th press release announcing the transaction, the combination has the potential to realize approximately $1 billion in operating and tax synergies. These synergies exclude manufacturing synergies.

They are in addition to standalone expected synergies announced in late 2013 and in January of 2014 by Forest as part of its Project Rejuvenate and acquisition of Aptalis, respectively.

A detailed analysis of the expected operational synergies and savings in the combination from both companies is underway and will be communicated at a later date.

Will sales representatives be affected by the synergy plans?

The synergy plans are still being formulated. It is expected that there will be reductions in a number of areas across the combined company. Sales forces will be integrated, but most sales representatives will remain with the combined company following the close, so it is important to continue driving high performance by staying focused on or customers.

Are there plans to close any locations?

At this time there are no plans to close any locations. We will evaluate the combined facilities of the two companies and consider appropriate consolidation of sites where there is sound business logic. Any changes will be communicated in a timely and professional manner and will be implemented after closing.

Are there plans to consolidate or shut down any manufacturing sites?

At this time there are no plans to close any locations. Keep in mind that manufacturing sites are highly regulated and subject to licensure by various regulatory agencies. For this reason, it is challenging and time-consuming to make changes to the manufacturing operations of the company. We will be evaluating the combined facilities of the two companies and consider appropriate consolidation of sites where there is sound business logic. Any changes will be communicated in a timely and professional manner and will be implemented after closing.

How many employees will lose their job?

We don’t have an answer to this question at this time. A thorough review of staffing needs for our new Company will be done in conjunction with the detailed analysis of the operational synergies and savings.

How is Project Rejuvenate different from the integration, and why is it continuing in the face of the integration?

Project Rejuvenate was announced in December 2013 before the Actavis combination. The overall objective of Project Rejuvenate is to drive long-term sustainable growth and ensure that Forest is focused and capitalizing on the things we do best. Project Rejuvenate has three work streams:

1)	Streamlining Work;

2)	Flattening and Broadening the Forest organization; and

3)	Enhancing Productivity.

As a result of Project Rejuvenate, Forest expects to reduce its annual operating expenses by $500 million and to reduce its workforce by approximately 500 by the end of fiscal year 2016 (which ends March 31, 2016). In order to achieve these ambitious targets, Forest must continue to implement Project Rejuvenate as planned. The cost savings from Project Rejuvenate come from the Forest base business.

The post-closing integration of Forest and Actavis, as well as the ongoing integration of Aptalis and Forest, is separate from Project Rejuvenate. Each program is being managed and tracked separately to make sure that each program delivers its intended objectives. We are ensuring a high level of coordination to address any interdependencies between the programs.

MARCH 2014 | 5

International

In which countries does Actavis have commercial operations?

Actavis operates in approximately 60 countries.

Actavis has a presence in Generics and Specialty Brands in the U.S., Canada Brazil and the UK. Actavis operates through third parties in other countries including Western Europe. Actavis also has several Brand products in the registration phase in the major countries where we operate.

Actavis currently sells generic, branded generic and OTC medicines in the UK, Ireland, Iceland and the Nordic countries, Eastern Europe, Russia, Japan, Australia, New Zealand and certain countries in Latin America, Middle East, Africa and Asia.

Where is Actavis based in Canada?

Actavis has both brand and generic commercial pharmaceutical businesses in Canada, both of which are headquartered in Toronto.

Does Actavis have a European headquarters?

Actavis operates in a number of European countries. Key commercial sites are in the UK and Switzerland.

What is the process for integrating Forest and Actavis operations internationally?

The process for integrating international operations may progress at a different pace from the US due to formal regulatory and social requirements. We still need to develop a plan to integrate operations post-closing on a country-by-country basis, including administrative staff and commercial teams.

Where will the Canadian, European and other country commercial operations be based?

No decisions about sites have been reached at this time, including the location of country based operations. Once decisions have been reached we will communicate to the local teams.

When will the international sales forces of Actavis, Aptalis and Forest be combined into one sales force?

The first step in the process is to integrate Aptalis and Forest. That should be completed by June. Following the close of the deal with Actavis, we will begin integrating international operations of Forest and Actavis.

MARCH 2014 | 6

Human Resources / Employment

In connection with the integration, who will stay with Forest going forward, and when will selection decisions be made?

Joint integration planning teams (Forest, Actavis) will be working together to combine the two organizations post-closing. They will be determining business needs, organizational design, and selection process. As more details become available, the timing and selection process for your function will be communicated to you by your manager or Human Resources.

Should we fill open positions while waiting for the integration to complete?

Given the ongoing integration activities between Aptalis and Forest, as well as Forest and Actavis, we should exercise good judgment in filling open positions at this time.

In particular, we will limit external hiring of senior management positions at the senior director level or higher; therefore, hiring managers must get approval from a member of the Forest Executive Team and the Senior Vice President & Chief Human Resources Officer before filling externally any position at the senior director level or higher.

US ONLY:

If I am separated from the company as a result of the Actavis acquisition, will severance benefits be available?

Forest employees who are impacted by job elimination as a result of the combination with Actavis will be eligible for severance benefits to the extent provided under the applicable Forest Severance Plan. You can access a copy of the general plan document at the following link: http://ntcprd6/policymanual/forms/Forest%20Severance%20Benefit%20Plan.pdf.

If I am separated from the company, will Actavis honor the Forest Severance Plan?

In the merger agreement, Actavis agreed to honor the Forest Severance Plan.

MARCH 2014 | 7

Employee Shareholders

What happens to my Forest shares?

We will provide more specific information in the near future. In the meantime, you should review the Forest Laboratories, Inc. 2007 Equity Incentive Plan (as amended August 15, 2013) and any specific agreements issued to you upon a grant of equity. You will find those documents by logging into the Morgan Stanley Benefits Access account

•	https://www.benefitaccess.com/

•	Click on “Document Library” on the upper task bar

•	On the new window under “Plan Documents”, choose which award type you would like to view documents for

(Note: You will only see the award types that have been granted to you)

•	Download the document via the PDF button(s)

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Forest. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Forest Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this communication to reflect new information or future events or developments.

MARCH 2014 | 8